Oaktree Capital Group, LLC 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p 213 830-6300 www.oaktreecapital.com

July 25, 2017
VIA EDGAR
Hugh West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oaktree Capital Group, LLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-35500
Dear Mr. West:
Oaktree Capital Group, LLC (the “Company,” “Oaktree,” “we” or “our”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 2, 2017, regarding our Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). This response provides supplemental information with respect to items 1 and 3 of our response letter dated May 22, 2017. To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Unless otherwise defined below, terms defined in the 2016 Form 10-K and used in the Company’s responses below shall have the meanings given to them in the 2016 Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income, page 81

1.
We note your definition and presentation of Adjusted Net Income, a non-GAAP financial measure, includes adjustments among others for EVUs (i.e., liability awards under GAAP, equity award for non-GAAP), third-party placement costs (i.e., expensed as incurred under GAAP, capitalized and amortized for non-GAAP), and tailored recognition of gains / losses from foreign currency transactions and hedging activities. Please tell us why you believe these non-GAAP adjustments comply with Question 100.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the “updated Non-GAAP C&DI).

We have further considered the Staff’s comment and advise the Staff that in future filings, we will revise the definition of adjusted net income with respect to third-party placement costs and equity value units to conform to the GAAP treatment.

3.
We note that you present full non-GAAP income statements on pages 90 and 186, and a full non-GAAP statement of financial condition on page 108. Please tell us why you believe this presentation complies with the prominence considerations under Question 102.10 of the updated Non-GAAP C&DI. In addition, tell us why you believe your presentation on page 186 complies with ASC 280-10-50.

We respectfully advise the Staff that in future filings, we will revise the presentation of the information that was provided on page 90 of our 2016 Form 10-K so that it does not resemble a full non-GAAP income statement. Instead, to ensure that appropriate prominence is given to the income statement, we will present the relevant non-GAAP components separately. Additionally, in future filings we will no longer present a full non-GAAP statement of financial condition and will revise the presentation of information that began on page 186 of our 2016 Form 10-K to remove the disclosure of segment profit related to our single operating segment (including all non-GAAP information) from the segment footnote to our consolidated financial statements.
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Please do not hesitate to call me at (213) 356-3204 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Daniel D. Levin

Daniel D. Levin
Chief Financial Officer

cc:	Securities and Exchange Commission
Robert Klein